FOIA CONFIDENTIAL TREATMENT REQUEST	+1 617 526 6000 (t)
+1 617 526 5000 (f)

The entity requesting confidential treatment is:
Bellerophon Therapeutics LLC
53 Frontage Road, Suite 301
Hampton, New Jersey 08827
Attn: Jonathan M. Peacock
Chief Executive Officer
(908) 574-4770

January 23, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:              Bellerophon Therapeutics LLC
Registration Statement on Form S-1
Filed January 13, 2015
File No. 333-201474

Ladies and Gentlemen:

On behalf of Bellerophon Therapeutics LLC (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 2 contained in the letter dated December 17, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Amendment No. 2 to Draft Registration Statement on Form S-1 (File No. 377-00621), submitted by the Company to the Commission on November 21, 2014.  Such Amendment No. 2 to Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-201474), which was publicly filed by the Company on January 13, 2015.  The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Rule 83 Confidential Treatment Request by Bellerophon Therapeutics LLC
Request #1

To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse unit split that the Company plans to implement prior to effectiveness of the Registration Statement). This anticipated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The anticipated price range for this offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock as of June 20, 2014 of $1.06 per share and the midpoint of the anticipated offering price range of $[**] per share.  Specifically, the Company believes that the difference between the fair value of its common stock determined as of June 20, 2014 and the midpoint of the anticipated price range for this offering is primarily the result of the following factors:

Bellerophon Therapeutics LLC respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jonathan M. Peacock, President and Chief Executive Officer, Bellerophon Therapeutics LLC, 53 Frontage Road, Suite 301, Hampton, NJ 08827, (908) 574-4770, before it permits any disclosure of the bracketed information in Request #1.

•                  The anticipated price range for this offering necessarily assumes that the IPO has occurred, that a public market for the Company’s common stock has been created, that the Company has converted from a limited liability company to a corporation in connection with the IPO, that the Company’s outstanding voting and non-voting units converted into voting and non-voting shares of common stock, respectively, in connection with the conversion and that the Company’s non-voting shares of common stock converted into voting shares of common stock in connection with the IPO, and therefore excludes any discount for lack of marketability of the Company’s common stock.

•                  In July 2014 and October 2014, the Company completed and received results from its Phase 2 clinical trials of INOpulse for PH-COPD and INOpulse for PAH, respectively, which results the Company believes support advancement into a Phase 2b clinical trial and Phase 3 clinical trial, respectively.

•      In December 2014, the Company completed enrollment of its clinical trial of BCM, with 303 patients having completed the treatment procedure.

•                  Jonathan M. Peacock joined the Company’s management team as its chief executive officer in June 2014 and has since become one of its key executives.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of this offering would provide the Company with more ready access to the public company debt and equity markets.  These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.

•                  The Company has taken several steps towards the completion of an initial public offering, including:

•                  On January 13, 2015, the Company publicly filed its Registration Statement with the Commission;

•                  The Company established a pricing committee of its board of directors in connection with this offering;

•                  The Company’s board of directors approved the Company’s certificate of incorporation, bylaws, committee charters and various governance policies and other documents that will become effective in connection with this offering.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose.  We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:                                Jonathan M. Peacock

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549